UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 27)

NatWest Group plc

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

(CUSIP Number)

Peter King

1 Horse Guards Road

London

SW1A 2HQ

+44 (0) 20 7270 5328

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 19, 2024

(Date of Event Which Requires Filing of this Statement)

HM Treasury;

UK Government Investments Ltd

Names of Reporting Persons

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

Explanatory note : In lieu of providing the information called for by Schedule 13D, His Majesty's Treasury is furnishing a copy of “TR-1: Notification of Major Interest in Shares”, which is the standard form for any notification required to be delivered under the UK Disclosure Guidance and Transparency Rules to (among others) an issuer whose shares are admitted to trading on a UK regulated market (and to the UK Financial Conduct Authority) following the acquisition or disposal of certain interests in the shares or voting rights in such issuer. This modified Schedule 13D is filed pursuant to no-action relief granted by the Staff of the Securities and Exchange Commission in a no-action letter dated December 10, 2008.

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)[i]

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:		NatWest Group plc
1b. Please indicate if the issuer is a non-UK issuer (please mark with an “X” if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an “X”)
An acquisition or disposal of voting rights				☒
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights
Other (please specify)iii:
3. Details of person subject to the notification obligationiv
Name		The Commissioners of His Majesty’s Treasury
City and country of registered office (if applicable)		London, England
4. Full name of shareholder(s) (if different from 3.)[v]
Name		The Solicitor for the Affairs of His Majesty’s Treasury
City and country of registered office (if applicable)		London, England
5. Date on which the threshold was crossed or reachedvi:		19 January 2024
6. Date on which issuer notified (DD/MM/YYYY):		19 January 2024
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	35.94%		35.94%	35,220,183,424
Position of previous notification (if applicable)	36.94%		36.94%

1

8. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii
A: Voting rights attached to shares

Class/type of shares ISIN code (if possible)	Number of voting rightsix		% of voting rights
	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)

Ordinary Shares of £1.0769 each GB00BM8PJY71	12,659,505,188		35.94%

SUBTOTAL 8. A	12,659,505,188		35.94%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument	Expiration date[x]	Exercise/ Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

SUBTOTAL 8. B 1

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expiration date[x]	Exercise/ Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights

SUBTOTAL 8.B.2

2

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an “X”)
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuerxiii
Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv (please add additional rows as necessary)	☒

Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold

UK Government Investments Limited, a company wholly-owned by His Majesty’s Treasury, is entitled to exercise control over the voting rights which are the subject of this notification (pursuant to certain management arrangements agreed with His Majesty’s Treasury).

The Solicitor for the Affairs of His Majesty’s Treasury is acting as nominee for The Commissioners of His Majesty’s Treasury.

The Commissioners of His Majesty’s Treasury	35.94%		35.94%

10. In case of proxy voting, please identify:
Name of the proxy holder
The number and % of voting rights held
The date until which the voting rights will be held

11. Additional informationxvi

The Solicitor for the Affairs of His Majesty's Treasury is acting as nominee for The Commissioners of His Majesty's Treasury (HMT).

The percentage of voting rights held by HMT in NatWest Group plc (NWG), as shown on this form (35.94%), has been calculated following the disposal by HMT of 87,473,350 ordinary shares in NWG since its last TR-1 notification on 3 January 2024.

The percentage of voting rights held by HMT could move up or down going forward depending on the number of shares repurchased by NWG and the progress of sales under HMT's trading plan announced on 22 July 2021 and most recently extended on 3 April 2023.

Place of completion	London, England
Date of completion	19 January 2024

Legal Entity Identifier: 2138005O9XJIJN4JPN90

3

Notes

i Please note that national forms may vary due to specific national legislation (Article 3(1a) of Directive 2004/109/EC) as for instance the applicable thresholds or information regarding capital holdings.

ii Full name of the legal entity and further specification of the issuer or underlying issuer, provided it is reliable and accurate (e.g. address, LEI, domestic number identity). Indicate in the relevant section whether the issuer is a non UK issuer.

iii Other reason for the notification could be voluntary notifications, changes of attribution of the nature of the holding (e.g. expiring of financial instruments) or acting in concert.

iv This should be the full name of (a) the shareholder; (b) the natural person or legal entity acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h)/ Article 10 (b) to (h) of Directive 2004/109/EC; (c) all parties to the agreement referred to in Article 10 (a) of Directive 2004/109/EC (DTR5.2.1 (a)) or (d) the holder of financial instruments referred to in Article 13(1) of Directive 2004/109/EC (DTR5.3.1).

As the disclosure of cases of acting in concert may vary due to the specific circumstances (e.g. same or different total positions of the parties, entering or exiting of acting in concert by a single party) the standard form does not provide for a specific method how to notify cases of acting in concert.

In relation to the transactions referred to in points (b) to (h) of Article 10 of Directive 2004/109/EC (DTR5.2.1 (b) to (h)), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in letter (b) of Article 10 of that Directive (DTR5.2.1 (b)), the natural person or legal entity that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in letter (c) of Article 10 of that Directive (DTR5.2.1 (c)), the natural person or legal entity holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and natural person or legal entity lodging the collateral under these conditions;

- in the circumstances foreseen in letter (d) of Article 10 of that Directive (DTR5.2.1 (d)), the natural person or legal entity who has a life interest in shares if that person or entity is entitled to exercise the voting rights attached to the shares and the natural person or legal entity who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in letter (e) of Article 10 of that Directive (DTR5.2.1 (e)), the controlling natural person or legal entity and, provided it has a notification duty at an individual level under Article 9 (DTR 5.1), under letters (a) to (d) of Article 10 of that Directive (DTR5.2.1 (a) to (d)) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in letter (f) of Article 10 of that Directive (DTR5.2.1 (f)), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in letter (g) of Article 10 of that Directive (DTR5.2.1 (g)), the natural person or legal entity that controls the voting rights;

- in the circumstances foreseen in letter (h) of Article 10 of that Directive (DTR5.2.1 (h)), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion (e.g. management companies).

v Applicable in the cases provided for in Article 10 (b) to (h) of Directive 2004/109/EC (DTR5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in Article 10 of that Directive (DTR5.2) unless the percentage of voting rights held by the shareholder is lower than the lowest notifiable threshold for the disclosure of voting rights holdings in accordance with national practices (e.g. identification of funds managed by management companies).

4

vi The date on which threshold is crossed or reached should be the date on which the acquisition or disposal took place or the other reason triggered the notification obligation. For passive crossings, the date when the corporate event took effect.

vii The total number of voting rights shall be composed of all the shares, including depository receipts representing shares, to which voting rights are attached even if the exercise thereof is suspended.

viii If the holding has fallen below the lowest applicable threshold in accordance with national law, please note that it might not be necessary in accordance with national law to disclose the extent of the holding, only that the new holding is below that threshold.

ix In case of combined holdings of shares with voting rights attached "direct holding" and voting rights "indirect holding", please split the voting rights number and percentage into the direct and indirect columns – if there is no combined holdings, please leave the relevant box blank.

x Date of maturity/expiration of the financial instrument i.e. the date when right to acquire shares ends.

xi If the financial instrument has such a period – please specify this period – for example once every 3 months starting from [date].

xii In case of cash settled instruments the number and percentages of voting rights is to be presented on a delta-adjusted basis (Article 13(1a) of Directive 2004/109/EC) (DTR 5.3.3.A).

xiii If the person subject to the notification obligation is either controlled and/or does control another undertaking then the second option applies.

xiv The full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity has to be presented also in the cases, in which only on subsidiary level a threshold is crossed or reached and the subsidiary undertaking discloses the notification as only thus the markets get always the full picture of the group holdings. In case of multiple chains through which the voting rights and/or financial instruments are effectively held the chains have to be presented chain by chain leaving a row free between different chains (e.g.: A, B, C, free row, A, B, D, free row, A, E, F etc.).

xv The names of controlled undertakings through which the voting rights and/or financial instruments are effectively held have to be presented irrespectively whether the controlled undertakings cross or reach the lowest applicable threshold themselves.

xvi Example: Correction of a previous notification.

5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 22, 2024

His Majesty’s Treasury, a department of His Majesty’s Government of the United Kingdom of Great Britain and Northern Ireland

By:	/s/ George Barnes
	Name:	George Barnes
	Title:	Deputy Director, Banking Assets & Resolution Strategy

UK Government Investments Ltd

By:	/s/ Holger Vieten
	Name:	Holger Vieten
	Title:	Director, Financial Institutions Group